

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
Michael Handelman
Chief Financial Officer
Genesis Biopharma, Inc.
11500 Olympic Boulevard, Suite 400
Los Angeles, CA 90064

> **Re:** **Genesis Biopharma, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-3**
> **Filed October 27, 2011**
> **File No. 333-175184**
>
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 000-53127**

Dear Mr. Handelman:

We have reviewed your response to our letter dated September 30, 2011, and have the following additional comment.

Our Business – History and Organizational Matters, page 2

1. We note your response to prior comment six. Please relocate your revised disclosure in the first paragraph on page five to one of the opening paragraphs in this section.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Joseph A. Baratta, Esq.
Baratta, Baratta & Aidala LLP